 Exhibit 99.1

Toronto, August 5, 2026

Triple Flag Increases Quarterly Dividend for the 5th Consecutive Year

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) is pleased to announce that its Board of Directors has approved the declaration of a cash dividend of US$0.06 per common share to be paid on September 15, 2026, to shareholders of record at the close of business on August 31, 2026.

Triple Flag’s forward annualized dividend is now US$0.24 per common share, a one cent increase from the previous annualized dividend of US$0.23 per common share. This represents the Company’s fifth consecutive annual increase of the quarterly dividend since its May 2021 initial public offering.

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 242 assets, consisting of 17 streams and 225 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 36 producing mines and 206 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Elfie Kent, Camarco

Tel: +44 (0) 20 3757 4980

Email: tripleflag@camarco.co.uk

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